December 8, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Attn: Anne Nguyen Parker

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-178074) of Pioneer Southwest Energy Partners L.P. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective on December 12, 2011, at 1:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Robert Kimball, the Registrant’s outside legal counsel, at 214.220.7860 with any questions regarding this request for acceleration.

Sincerely,

Pioneer Southwest Energy Partners L.P.

By:	Pioneer Natural Resources GP LLC,
its general partner

	By:	/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

c:	Frank W. Hall
Robert Kimball, Vinson & Elkins L.L.P.